June 27, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Jay Mumford

Re:	Viking Systems, Inc. Registration Statement on Form S-1 Filed May 31, 2011 File No. 333-174623

Dear Mr. Mumford:

I am securities counsel for Viking Systems, Inc. (the “Company”).  We are responding to the letter received from the staff of the Securities and Exchange Commission (the “Staff”) dated June 21, 2011.

I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Registration Statement on Form S-1, File No. 333-174623, together with the exhibits thereto (the “Registration Statement”). The Registration Statement contains revisions that have been made in response to comments received from the Staff.

Set forth below is the Company’s response to the Staff’s comments.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Exhibit 5.1

Comment 1:
We note that you intend to file your 5.1 opinion of counsel by a pre-effective amendment to this registration statement.  Please allow sufficient time for us to conduct a substantive review of counsel’s opinion and resolve applicable comments, if any, prior to requesting effectiveness of this registration statement.

Response 1:	The Company has filed an opinion of counsel as Exhibit 5.1 with its enclosed amendment to the Registration Statement on Form S-1.

Exhibit 23.1

Comment 2:
To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Response 2:
No changes have been made to the financial statements. However, there was no determination made regarding material changes to the Company as the Company's independent registered public accounting firm has a policy of providing an updated consent when a registration statement is amended.

If you have any further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/Amy M. Trombly
Amy M. Trombly